# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of  August 2006

Commission File Number _____0-16174\_\_\_\_\_

<u>**TEVA PHARMACEUTICAL INDUSTRIES LIMITED**</u>
(Translation of registrant's name into English)


**5 Basel Street, P.O. Box 3190**
<u>**Petach Tikva 49131  Israel**</u>
(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F <u>     X     </u>                                        Form 40-F <u>              </u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): <u>                   </u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): <u>                   </u>

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u>            </u>                                        No <u>     X     </u>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-<u>                 </u>



Teva Pharmaceutical Industries Ltd.          Web Site: www.tevapharm.com
_____

Contact:     Dan Suesskind
             Chief Financial Officer
             Teva Pharmaceutical Industries Ltd.
             (011) 972-2-589-2840
             George Barrett
             President and CEO
             Teva North America
             (215) 591-3030
             Liraz Kalif / Kevin Mannix
             Investor Relations
             (011) 972-3-926-7554 / (215) 591-8912

**FOR IMMEDIATE RELEASE**

## TEVA ANNOUNCES FURTHER STEPS IN GLOBAL RATIONALIZATION STRATEGY

### *Will Close Manufacturing Facility in Cidra in Fourth Quarter of 2006*

Jerusalem, Israel, August 23, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that as part of the Company's global rationalization strategy, it will cease production at its manufacturing facility in Cidra, Puerto Rico, during the fourth Quarter of 2006.   This is designed to further improve efficiencies, supply chain management and competitive positioning following the acquisition of Ivax in January 2006.

The former Ivax facility at Cidra has approximately 550 employees and originally manufactured 50 products. The majority of these products have already been successfully transferred to other manufacturing facilities around the world resulting in improvements in service levels and further enhancing Teva's global leadership advantage. Teva through this action will achieve an estimated $45 million in cost savings in 2007.

Teva will work closely with employees and local authorities to ensure as seamless a transition as possible and to offer financial and placement assistance to those staff affected by the closure. Teva's API manufacturing facility in Puerto Rico is not affected by the closure.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.                    Web Site: www.tevapharm.com

_____

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)


By:                              /s/  Dan Suesskind
                                 Name: Dan Suesskind
                                 Title: Chief Financial Officer


Date: August 23, 2006